Exhibit 99.1

SilverCrest Discovers Bonanza Grades and New Zone at Santa Elena
15.6m @ 23.9 gpt Au and 307.9 gpt Ag including
2.3m @ 157.3 gpt Au and 1,610.5 gpt Ag

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – January 7, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce results of further drilling at the Santa Elena Mine in Sonora, Mexico. Eighty seven holes of a planned 100 holes have been completed to re-categorize Indicated and Inferred Resources to Probable Reserves and expand current underground Resources (see attached Figures). This drill program continues to be extremely successful and several recent holes have identified multiple bonanza grade intercepts and a new high grade gold and silver zone that lies below and is sub-parallel to the Main Mineralized Zone currently being mined. All holes included in this program will assist with resource confirmation and reclassification which will be included in the upcoming Pre-Feasibility Study for the Santa Elena Expansion Project.

J. Scott Drever, President stated; “We have always been confident that the underground portion of the Santa Elena Main Mineralized Zone would prove to be larger and higher grade than was indicated by the initial drilling and our drilling to date has vindicated that confidence. In an epithermal deposit such as Santa Elena one can always expect narrow widths of high grades but to encounter 15.6 metres grading 23.9 gpt Au (0.69 opt) and 307.9 gpt Ag (9.0 opt) is truly remarkable and the discovery of the new ‘El Cholugo Zone” with similar high grades simply adds to the excitement of the increased potential. Our underground decline has progressed beyond 1,050 metres which will enable us to get access to the underground portion of the ore deposit in the next several months.”

Core holes SE-12-62, 54, 91, 92, 94, 103, and 106 have all intercepted Bonanza grades of gold, greater than 34 gpt Au and/or silver, greater than 1,000 gpt Ag, ranging from 1.1 metres @ 9.46 gpt Au and 1,700 gpt Ag to 2.3 metres @ 157.3 gpt Au and 1,610.5 gpt Ag (see tables below).  Bonanza grade hole SE-12-54 was previously announced (Dec. 4, 2012) with an intercept of 1.0 metre @ 4.94 gpt Au and 1,230 gpt Ag within 30.7 metres @ 1.61 gpt Au and 169.6 gpt Ag.

Holes SE-12-90, 94, 104 and 106 intercepted two mineralized intervals of 10 to 40 metres apart. It is believed that the second interval represents the discovery of a new mineralized zone at Santa Elena with further potential for additional resources. The New Discovery named “El Cholugo Zone” is believed to be related to a sub-parallel cross cutting structure which intersects the Main Mineralized Zone. El Cholugo appears to have minimum dimensions of approximately 150 metres long, 100 metres high and 5 to 14 metres wide. Two other similar structurally-mineralized intersections are known to exist within the open pit and will be explored in due course. Further drilling is underway to help delineate El Cholugo.

Assay values in this series of holes range from 0.21 gpt to 157.3 gpt gold and 20.7 gpt to 1,700.4 gpt silver. Mineralized intervals range from 2 metres to 25.2 metres. All mineralized drill intercepts are near true thicknesses. The most significant assay results in this series of holes are shown in the following tables;

Main Mineralized Zone

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)		Au opt	Ag gpt	Ag opt
					Au gpt
SE-12-49	152.2	166.1	13.9	44.5	2.02	0.059	153.5	4.5
SE-12-53	167.2	179.2	12.0	38.4	2.60	0.076	141.0	4.1
SE-12-62	394.8	400.0	5.2	17.1	15.34	0.447	Pending*	Pending
includes	395.4	397.1	1.7	5.6	42.59	1.242	>1,000.0*	>30.0*
SE-12-63	262.0	269.0	7.0	22.9	1.13	0.033	97.1	2.8
SE-12-64	285.5	292.6	7.1	23.3	1.72	0.050	101.7	3.0
SE-12-65	234.6	245.3	10.7	35.1	1.48	0.043	156.9	4.6
SE-12-66	324.9	326.9	2.0	6.5	0.32	0.009	53.7	1.6
SE-12-67	208.5	230.0	21.5	70.5	1.70	0.050	136.1	4.0
includes	213.8	224.1	10.3	33.8	2.70	0.079	232.5	6.8
SE-12-70	239.2	258.9	19.7	64.6	0.98	0.029	105.1	3.1
includes	254.2	258.9	4.7	15.4	1.47	0.043	265.3	7.7
SE-12-71	289.5	300.0	10.5	34.4	1.00	0.029	98.1	2.9
SE-12-77	343.3	347.8	4.5	14.7	1.75	0.051	111.7	3.3
SE-12-78	317.1	325.0	7.9	25.9	2.39	0.070	203.5	5.9
SE-12-79	307.0	309.1	2.1	6.9	3.39	0.099	237.9	6.9
	316.2	319.5	3.3	10.8	1.34	0.039	543.3	15.8
includes	317.8	319.6	1.7	5.6	1.65	0.048	941.0	27.4
SE-12-80	248.7	265.3	16.7	54.7	0.94	0.027	95.5	2.8
includes	260.2	265.3	5.1	16.7	1.44	0.042	180.7	5.3
SE-12-81	359.2	364.5	5.3	17.3	0.53	0.015	48.1	1.4
SE-12-82	423.6	426.0	2.4	7.8	0.95	0.028	65.9	1.9
	433.9	443.9	10.0	32.8	1.61	0.047	76.5	2.2
SE-12-83	379.6	387.9	8.3	27.2	2.76	0.081	167.2	4.9
SE-12-84	404.2	423.5	19.3	63.2	2.16	0.063	88.6	2.6
SE-12-85	413.2	416.0	2.8	9.2	3.80	0.111	64.2	1.9
SE-12-86	390.7	396.8	6.1	20.0	4.18	0.122	256.6	7.5
SE-12-87	326.2	330.5	4.3	14.1	0.21	0.006	20.7	0.6
SE-12-88	441.6	446.5	4.9	16.2	0.46	0.013	72.0	2.1
SE-12-89	418.7	421.3	2.6	8.5	2.37	0.069	82.0	2.4
	429.1	444.6	15.5	50.9	1.59	0.046	86.4	2.5
SE-12-90	160.1	172.6	12.5	41.0	2.70	0.079	143.9	4.2
SE-12-91	405.9	421.4	15.6	51.0	23.97	0.699	307.9	9.0
includes	410.0	412.3	2.3	7.5	157.30	4.588	1,610.5	47.0
SE-12-92	258.3	261.5	3.2	10.4	4.04	0.118	500.5	14.6
includes	258.3	259.4	1.1	3.6	9.46	0.276	1,700.4	49.6
SE-12-93	290.0	940.0	4.0	13.1	0.96	0.028	82.0	2.4
SE-12-94	243.5	252.8	9.3	30.5	1.30	0.038	191.4	5.6
includes	245.4	249.5	4.1	13.4	2.45	0.071	368.8	10.8
SE-12-95	269.2	278.4	9.2	30.2	1.41	0.041	196.2	5.7
SE-12-96	263.2	267.4	4.2	13.7	0.71	0.021	48.9	1.4
SE-12-102	253.7	258.0	4.3	13.9	2.89	0.084	68.4	2.0
	266.5	269.7	3.2	10.5	1.02	0.030	179.0	5.2
SE-12-103	172.0	197.1	25.2	82.6	1.22	0.036	155.9	4.5

includes	178.8	188.3	9.5	31.3	2.11	0.062	244.9	7.1
includes	187.0	188.3	1.3	4.3	2.48	0.072	1,080.0	31.5
SE-12-104	197.5	202.5	5.1	16.6	0.52	0.015	78.2	2.3
	206.7	210.7	4.0	13.1	2.56	0.075	174.1	5.1
includes	218.2	223.4	5.2	17.0	2.29	0.067	193.1	5.6
SE-12-105	154.1	167.5	13.4	44.1	4.02	0.117	200.0	5.8
includes	154.1	158.2	4.1	13.4	7.61	0.222	334.2	9.7
SE-12-106	172.3	189.1	16.7	54.9	3.02	0.088	213.7	6.2
includes	181.4	189.1	7.7	25.3	5.74	0.167	419.7	12.2
*Hole SE-12-62 silver grades are pending due to overlimits of greater than 1,500 gpt Ag.
Note: All numbers are uncut and rounded.

El Cholugo Zone (New Discovery)

Hole ID	From (m)	To (m)	Interval (m)	Interval (ft)	Au gpt		Ag gpt	Ag opt
						Au opt
SE-12-90	191.1	197.8	6.7	21.9	3.00	0.088	391.3	11.4
SE-12-94	297.0	310.4	13.4	43.9	1.84	0.054	206.5	6.0
includes	298.5	305.1	6.6	21.6	3.15	0.092	363.9	10.6
Includes	300.0	301.0	1.0	3.3	6.63	0.193	1,390.0	40.5
SE-12-104	217.2	231.5	14.3	46.9	1.12	0.033	104.1	3.0
SE-12-106	209.8	215.6	5.8	19.2	16.10	0.470	569.5	16.6
includes	211.8	214.8	3.0	9.8	29.40	0.858	1,006.4	29.4
Note: All numbers are uncut and rounded.

All sample analyses were completed by ALS Chemex in Hermosillo, Mexico and North Vancouver, BC.

Assays for Holes SE-12-49 and SE-12-53 that were pending in the news release dated December 4, 2012 are presented above. Holes SE-12-60, 61, 68 and 69, in the above sequence are either currently being drilled or analyses are pending. Holes 97 to 101 were previously released (November 13, 2012) for Santa Elena NW target area. Hole 76 was lost due to caving.

The Santa Elena Deposit (Main Mineralized Zone) is open along strike and to depth. Core holes SE-12-72, 73, 74 and SE-12-111 have been completed as part of a 15 hole program to test for the possible expansion of resources along strike to the east and to depth beyond the current resource model (see attached Figure). Mineralized intercepts in these four holes are 5 to 10 metres wide with banded quartz and argentite mixed with breccia and disseminated argentite. These intercepts are up to 200 metres beyond the boundary of current resource estimates. An additional 5 to 10 core holes are planned in this area for increased confidence. The Company is compiling results for these holes to determine the extent of expansion potential and will release promptly.

Approximately 30,000 metres of drilling have been completed to date in the program to convert underground resources to reserves and expand total resources. Results for the next series of holes will be released once compilation of results is complete. Three drills are currently on site to complete the in-fill program in January, 2013. Further expansion drilling will be completed in Q1 2013. Revised Santa Elena Resources and Reserves are expected in Q1 2013 with subsequent reporting of the results of Pre-Feasibility Study for the Expansion Plan.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

A
A'
Santa Elena Long Section
w/Drill Hole Pierce Points
(Looking North, Jan. 2013)
Surface
Open Pit
Legend:
PEA 2011 Resource
Resource Expansion Areas
Pre-2012 Core Hole
Completed 2012 Core Hole
Proposed Core Hole
Bonanza Grade Hole
Completed U/G Works
Proposed U/G Works
100m
600.00 Y
500.00 Y
400.00 Y
300.00 Y
200.00 Y
900.00 X
1000.00 X
1100.00 X
1200.00 X
1300.00 X
1400.00 X
OPEN
SE U/G SOUTH
El Cholugo Zone
111 (pending)
72 (pending)
73 (pending)
74 (pending)
OPEN
SILVERCREST MINES INC.

SILVERCREST MINES INC.

PRECIOUS METALS FOCUS

Santa Elena In Fill & Expansion Drilling Plan
A
A'
Long Section
Decline Portal
N
100m
Santa Elena Pit
SE U/G RESERVE DRILLING (ONGOING)
SE U/G SOUTH
SE DEEP
(ONGOING)

TSX-V: SVL NYSE MKT: SVLC www.silvercrestmines.com